UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

24 February 2012

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Share Buyback DRP Programme

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 24 February 2012	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

TRISTAN GILBERTSON Group General Counsel & Company Secretary

Market Information Services Section

NZX Limited

Wellington

24 February 2012

Share Buyback Programme

Telecom Corporation of New Zealand Limited (“Telecom”) announces that it will undertake an on-market buyback of its ordinary shares. The purpose of the share buyback is to acquire an equivalent number of ordinary shares as will be issued pursuant to Telecom’s dividend reinvestment plan (“Plan”) for the dividend of 9.0 cents per ordinary share payable on Thursday, 5 April 2012. The share buyback is intended to eliminate an increase in capital arising under the Plan and any consequential dilutionary effect for existing shareholders.

Share purchases may occur from Wednesday, 21 March 2012 and may continue for a period not exceeding 6 weeks.

Ordinary shares will be acquired on the New Zealand Stock Market (“NZSX”).

Telecom may acquire up to 15 million of its ordinary shares in this buyback, although it anticipates that the number of shares it will actually acquire, based on current market prices and historic participation rates in the plan, to be closer to 5 million shares.

Yours faithfully

/s/ Tristan Gilbertson

Tristan Gilbertson

Group General Counsel & Company Secretary

Telecom Corporation of New Zealand Limited

Purple Tower Level 7, Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

Telephone: +64 (09) 358 6934    Fax: +64 (09) 357 0798    Email: tristan.gilbertson@telecom.co.nz